Exhibit 99.1

GoldMining Inc. Advances Rea Uranium Project With Exploration Drilling Approval, Alberta, Canada

Vancouver, British Columbia – May 1, 2025 – GoldMining Inc. (the "Company" or "GoldMining") (TSX: GOLD; NYSE American: GLDG) is pleased to report that its proposed metallic minerals exploration application for the Rea Uranium Project ("Rea Project") located in the Western Athabasca Basin, has been reviewed and authorized as an approved exploration program by the Alberta Energy Regulator.

The Rea Project is owned 75% by the Company and 25% by Orano Canada Inc. ("Orano") (for location see Figure 1). The large land package of approximately 125,328 hectares surrounds Oranoꞌs high-grade Dragon Lake prospect at its Maybelle River project. World-class uranium deposits located 60 km to the southeast of the Rea Project include Paladin Energy Limited’s Triple R deposit and NexGen Energy Inc.'s Arrow deposit, which are currently in development.

Highlights:

o	GoldMining’s proposed uranium exploration program at the Rea Project has been approved to proceed by the Alberta Energy Regulator.

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The proposed exploration program includes diamond core drilling comprised of up to 15 drillholes. Drilling could potentially be completed by either a small portable tracked or skid-mounted drill rig for a ground-based program, or by a helicopter-portable rig.

o	The proposed drillholes are anticipated to reach a maximum 500 metres depth for an approximate total drilling program of up to 7,500 metres.

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GoldMining has received a consultation adequacy decision from the Aboriginal Consultation Office of Alberta for the proposed exploration program. Although this decision on adequacy has been received, the Company is committed to further engagement and dialogue.

Alastair Still, Chief Executive Officer of GoldMining, commented: "The receipt of this approval to advance exploration at our prospective Rea uranium project is an important milestone and consistent with our strategy of seeking to unlock further value for our shareholders. Earlier work by our team highlighted the areas for follow-up exploration, outlined within three distinct corridors totaling over 70 km and each containing several individual drill targets exhibiting geophysical signatures consistent with known Athabasca Basin uranium deposits. We are extremely encouraged by the targets we have generated within the Athabasca Basin, an area that contains some of the world’s largest and highest-grade uranium deposits.

From the early project planning stages, GoldMining has taken a proactive approach to Indigenous consultation and relationship building, and the Company is committed to further engagement and dialogue as we advance our exploration plans."

Rea Uranium Project

The Rea Project consists of 16 contiguous exploration permits covering approximately 125,328 hectares surrounding Oranoꞌs Maybelle River project, which hosts the relatively shallow, Dragon Lake prospect. The Rea Project is located approximately 175 km north-northeast of Fort McMurray, Alberta, which is serviced daily by commercial flights from Edmonton and Calgary. Access to the Project is by winter roads connecting Fort McKay and Fort Chipewyan, or by air charter flight.

Figure 1. Rea Project location map

Historic exploration programs were completed by Eldorado Nuclear Ltd. and Uranerz Exploration and Mining Limited ("Uranerz") from the mid-1970ꞌs to the late 1990ꞌs on ground now mostly covered by the Rea Project. The programs included various geochemical surveys, boulder prospecting, airborne and ground geophysics and diamond core drilling (137 drill holes totaling 28,751 metres). These programs led to the discovery of the Dragon Lake prospect in 1988 where Uranerz reported high-grade drill intersections including 17.7% U3O8 over 5.0 metres in MR-39 and 4.7% U3O8 over 1.7 metres in MR-34. Since that time, Orano has maintained a narrow zone of mineral leases, the ‘Maybelle River’ project, that covers the north to northwest trending electromagnetic (“EM”) conductor that is directly associated with the Dragon Lake prospect.

In 2005 a large land package of mineral permits surrounding the entire Maybelle River project was staked by Brazilian Gold Corporation ("BGC") (formerly Red Dragon Resources Corp.), which became the ‘Rea Project’. From 2005 to 2009 Orano (formerly Uramin Inc. and Areva Resources Canada Inc.) earned a 25% interest in the Rea Project under the terms of an option agreement. BGC, which retained 75% of the Rea Project, was subsequently acquired by Brazil Resources Inc. in 2013, which was then renamed GoldMining Inc. in 2016.

Reinterpretation of historic geophysical surveys, in addition to reprocessing and inversion modelling, has identified over 70 linear kilometres of basement conductive trends within the Company’s Rea Project permits. The linear conductive trends are interpreted as geological basement-hosted graphite-bearing shear zones which are the primary structures that localize unconformity-style uranium mineralization in the overlying Athabasca Basin sediments. The total of 70 linear kilometres of prospective trend occurs across three distinct northwest trending corridors (see news releases dated June 13, 2024):

●	The Maybelle River Corridor (11 km) trends northward from Orano's Maybelle River Project, which hosts shallow high-grade uranium mineralization at the Dragon Lake prospect.

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Five historic drill holes tested a portion of the Maybelle River Corridor on the Company’s Rea Project claims, intersecting anomalous uranium values in two holes. The remaining three drill holes intersected anomalous pathfinder elements and minerals, including clay alteration and dravite, a distinctive accessory mineral associated with many major Athabasca uranium occurrences.

●	The Net Lake Corridor (20 km) has seen only wide spaced drilling (comprising 20 historic holes), with five holes intersecting anomalous uranium values and associated pathfinder elements and minerals.

●	The Keane Lake Corridor (40 km) is largely untested except for two historic drill holes that intersected anomalous uranium values in the south-central area of the Rea Project.

Each of the three prospective corridors are interpreted as potentially significant and deeply rooted basement structures, which are known to be fundamental to the formation of Athabasca uranium deposits. Drill-proven fault and shear zones have been intersected in historical drilling on both the Maybelle River and Net Lake corridors.

The Company’s proposed exploration programs will include additional geophysical surveying and processing to refine uranium targets in advance of the proposed drilling program.

For details on the Rea Project please see "Technical Report on the Rea Property. Northeastern Alberta, Canada", dated effective September 12, 2014 (the "Rea Report"), available under the Company’s profile at www.sedarplus.ca.

Qualified Person

Tim Smith, P. Geo., Vice President Exploration of GoldMining, has supervised the preparation of, and verified and approved, all other scientific and technical information herein this news release. Mr. Smith is also a qualified person as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101").

About GoldMining Inc.

GoldMining Inc. is a public mineral exploration company focused on acquiring and developing gold assets in the Americas. Through its disciplined acquisition strategy, GoldMining now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, the U.S.A., Brazil, Colombia, and Peru. The Company also owns approximately 21.5 million shares of Gold Royalty Corp. (NYSE American: GROY), 9.9 million shares of U.S. GoldMining Inc. (Nasdaq: USGO) and 26.3 million shares of NevGold Corp. (TSXV: NAU). See www.goldmining.com for additional information.

For additional information, please contact:

GoldMining Inc.
Amir Adnani, Co-Chairman, David Garofalo, Co-Chairman
Alastair Still, CEO
Telephone: (855) 630-1001

Email: info@goldmining.com

Notice to Readers

Technical disclosure regarding the Project has been prepared by the Company in accordance with NI 43-101. NI 43-101 is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”) and the scientific and technical information contained in this news release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

Cautionary Statement on Forward-looking Statements

Certain of the information contained in this news release constitutes “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws (“forward-looking statements”), which involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance and achievements to be materially different from the results, performance or achievements expressed or implied therein. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements respecting the Company's expectations regarding the Project and expected work programs and often contain words such as "anticipate", "intend", "plan", "will", "would", estimate", "expect", "believe", "potential" and variations of such terms. Such forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the markets in which GoldMining operates, which may prove to be incorrect. Investors are cautioned that forward-looking statements involve risks and uncertainties, including, without limitation: the inherent risks involved in the exploration and development of mineral properties, fluctuating metal prices, unanticipated costs and expenses, risks related to government and environmental regulation, social, permitting and licensing matters, any inability to complete work programs as expected, the Company’s plans with respect to the Project may change as a result of further planning or otherwise,  and uncertainties relating to the availability and costs of financing needed in the future. These risks, as well as others, including those set forth in GoldMiningꞌs most recent Annual Information Form and other filings with Canadian securities regulators and the SEC, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements. There can be no assurance that forward-looking statements, or the material factors or assumptions used to develop such forward-looking statements, will prove to be accurate. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities law.

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